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March 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Arrived Debt Fund, LLC

Amendment No. 1 to

Offering Statement on Form 1-A

Filed February 22, 2024

File No. 024-12390

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Arrived Debt Fund, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 14, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Offering Statement on Form 1-A filed with the Commission on February 22, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the response noted below and other changes.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Amendment No. 1 to Form 1-A

Plan of Distribution

Direct Share Purchase Component of the Plan, page 117

1.	We acknowledge your response to prior comment 4. Please explain how your direct share purchase plan will comply with the requirements of Regulation A. In particular, we draw your attention to the requirements of Rule 251(d)(1)(iii) and (d)(2).

We respectfully submit that we believe that the direct share purchase plan is in compliance with the requirements of Regulation A, including the requirements of Rule 251(d)(1)(iii) and (d)(2). However, the Company has updated the mechanics of the direct share purchase plan such that participating shareholders will receive an email and/or notification via the Arrived Platform prior to any automatic investment pursuant to the direct share purchase plan with an option to cancel their investment and to update their ”qualified purchaser” status. The email and/or notification will also include links to the most recently qualified offering circular and any amendments, and the latest filing disclosing any share price updates. Following all transactions under the Plan, shareholders will receive a transaction confirmation email with the same links to the offering circular and any amendments. The Amendment updates the Offering Statement to describe these changes to the Plan.

* * * * *

If you have any questions or would like further information concerning the Company’s responses, please do not hesitate to contact me at (617) 570-1039.

Sincerely,

/s/ David Roberts
David Roberts

cc:	Via E-mail
Ryan Frazier, Chief Executive Officer
John Rostom, Esq., General Counsel
Arrived Holdings, Inc.

Mark Schonberger, Esq. Patrick Wilson, Esq.
Goodwin Procter LLP